SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )

SPRINGWATER SPECIAL SITUATIONS CORP.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
85205U206
(CUSIP Number)
August 30, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	N/A	Schedule 13G

1	NAMES OF REPORTING PERSONS

Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,485,000

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
1,485,000

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,485,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6%(1)

12	TYPE OF REPORTING PERSON*
FI

(1)
Based on 22,514,683 shares of common stock, par value $0.0001 per share, outstanding as reported in the Issuer’s prospectus dated August 26, 2021 filed pursuant to Rule 424(b)(4), after giving effect to the issuance of 2,182,183 shares of common stock in connection with the underwriters’ exercise of their over-allotment option and related private placement of additional shares as reported in the Issuer’s Form 8-K filed on September 3, 2021.

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Item 1 (a)	Name of Issuer:

Springwater Special Situations Corp. (the “Issuer”).

Item 1 (b)	Address of Issuer's Principal Executive Offices:

405 Lexington Avenue, 11th Floor, New York, New York 10174

Item 2 (a)	Name of Person Filing:

Alberta Investment Management Corporation (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

1600 - 10250 101 Street NW Edmonton, Alberta T5J 3P4 Canada

(c)	Citizenship:

The Reporting Person is organized under the laws of Alberta, Canada.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

(e)	CUSIP No.:

85205U206

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4 (a)	Ownership

Amount beneficially owned: 1,485,000 shares of Common Stock of the Issuer held by the Reporting Person.

These shares underlie an equal amount of units of the Issuer held by the Reporting Person. Each unit consists of one share of the Issuer’s common stock and one-half of one redeemable warrant. Each whole warrant entitles the holder to purchase one share of common stock. The Issuer’s warrants will become exercisable 30 days after the completion of the Issuer’s initial business combination. The warrants are not presently exercisable.

Item 4 (b)	Percent of class: 6.6%

Based on 22,514,683 shares of Common Stock outstanding as reported in the Issuer’s prospectus dated August 26, 2021 filed pursuant to Rule 424(b)(4), after giving effect to the issuance of 2,182,183 shares of common stock in connection with the underwriters’ exercise of their over-allotment option and related private placement of additional shares as reported in the Issuer’s Form 8-K filed on September 3, 2021.

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Item 4(c)	Number of Shares as to which the person has:

 Alberta Investment Management Corporation

(i) Sole power to vote or to direct the vote: 1,485,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,485,000
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, AIMCo provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: September 9, 2021
ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jessica Reddy
Name:	Jessica Reddy
Title:	Acting Chief Compliance Officer